FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	**0001084701**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 17, 2003, Series 2003-6	**333-110474**

Name of Person Filing the Document
(If Other than the Registrant)

03043123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 17, 2003

NEW CENTURY MORTGAGE SECURITIES INC.

By: ______________________
Name: Kevin Cloyd
Title: EVP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: ____________,2003

NEW CENTURY MORTGAGE SECURITIES INC.

By: ________________________

Name: Kevin Cloud

Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Hypo
Collat

Group	Index	Unpaid Principal Balance	Remaining Amortization Term	Remaining Term	Seasoning
Conforming	**1ML**	8,067,272.49	179	299	1
	6ML	635,389,013.77	359	359	1
	6ML	15,242,762.71	359	359	1
	Fix	292,802.25	119	119	1
	Fix	15,845,163.53	179	179	1
	Fix	23,113,053.92	239	239	1
	Fix	366,635.03	300	300	0
	Fix	125,775,044.35	360	360	0
NON-Conforming	**1ML**	20,903,501.32	179	299	1
	6ML	227,726,812.21	359	359	1
	6ML	2,408,600.09	359	359	1
	Fix	52,747.86	119	119	1
	Fix	3,950,200.13	179	179	1
	Fix	10,592,206.70	239	239	1
	Fix	77,200.00	300	300	0
	Fix	48,090,956.30	359	359	1

merica Securities
ructured Finance

thetical Pool
eral Replines

Gross Rate	Servicing Fee	Margin	Months To Roll	Rate Reset Frequency	Initial Cap	Subsequent Cap	Ceiling
4.7318	0.5000	3.6122	1	1	3.0000	3.0000	12.0000
7.5715	0.5000	5.9098	23	6	1.4987	1.4987	14.5688
7.3862	0.5000	5.8855	35	6	1.5000	1.5000	14.3862
7.2765	0.5000	0	0	0	0	0	0
7.4409	0.5000	0	0	0	0	0	0
9.3207	0.5000	0	0	0	0	0	0
7.5257	0.5000	0	0	0	0	0	0
7.4247	0.5000	0	0	0	0	0	0
4.6459	0.5000	3.5157	1	1	3.0000	3.0000	12.0000
7.6349	0.5000	5.9116	23	6	1.4999	1.4999	14.6346
7.5068	0.5000	5.8816	35	6	1.5000	1.5000	14.5068
10.4500	0.5000	0	0	0	0	0	0
8.1800	0.5000	0	0	0	0	0	0
9.9968	0.5000	0	0	0	0	0	0
9.2500	0.5000	0	0	0	0	0	0
7.6236	0.5000	0	0	0	0	0	0

Floor
4.7318
7.5715
7.3862
0
0
0
0
0
4.6459
7.6349
7.5068
0
0
0
0
0

ion where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consi ders reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as su

The information contained in this material may pertain to securities that ultimately are not sold. The information contair ned in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The

Underwriter makes no representation rega

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer New Century Mortgage Securities, Inc.
Series 2003-6

Collateral $1.1 Billion of Home Equity Mortgage Loans
Originator New Century Mortgage Corporation

Servicer New Century Mortgage Corporation

Rating Agencies Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Class M-1 Loss Coverage

	FWCV		FWCV + 200	
PPY	CDR	Cum Loss	CDR	Cum Loss
50 PPC	11.4%	28.2%	9.4%	25.2%
100 PPC	14.6%	21.9%	12.2%	19.3%
150 PPC	18.2%	19.1%	15.7%	17.0%

60% Loss Severity
6 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed
"Break" is first dollar of principal loss

Excess Spread

Period	Paydate	XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	1/25/2004	493	1.17	1.23
2	2/25/2004	527	1.17	1.28
3	3/25/2004	538	1.17	1.33
4	4/25/2004	519	1.24	1.40
5	5/25/2004	520	1.29	1.50
6	6/25/2004	510	1.33	1.60
7	7/25/2004	505	1.43	1.72
8	8/25/2004	490	1.51	1.85
9	9/25/2004	483	1.58	2.00
10	10/25/2004	463	1.86	2.16
11	11/25/2004	451	1.90	2.29
12	12/25/2004	451	1.98	2.43
13	1/25/2005	412	2.27	2.59
14	2/25/2005	401	2.39	2.70
15	3/25/2005	420	2.51	2.82
16	4/25/2005	377	2.62	2.94
17	5/25/2005	376	2.74	3.06
18	6/25/2005	352	2.87	3.17
19	7/25/2005	352	2.98	3.29
20	8/25/2005	328	3.09	3.38
21	9/25/2005	316	3.21	3.48
22	10/25/2005	318	3.33	3.56
23	11/25/2005	293	3.44	3.64
24	12/25/2005	389	3.55	3.72
25	1/25/2006	376	3.53	3.80
26	2/25/2006	364	3.63	3.90
27	3/25/2006	396	3.73	4.00
28	4/25/2006	342	3.82	4.10
29	5/25/2006	347	3.92	4.19
30	6/25/2006	380	4.01	4.29
31	7/25/2006	364	4.11	4.38
32	8/25/2006	357	4.20	4.41
33	9/25/2006	345	4.30	4.44
34	10/25/2006	351	4.39	4.46
35	11/25/2006	323	4.48	4.48
36	12/25/2006	347	4.57	4.50
37	1/25/2007	353	4.30	4.51
38	2/25/2007	342	4.37	4.58
39	3/25/2007	385	4.44	4.66
40	4/25/2007	324	4.50	4.72
41	5/25/2007	333	4.57	4.78
42	6/25/2007	323	4.64	4.85
43	7/25/2007	332	4.70	4.92
44	8/25/2007	304	4.77	4.94
45	9/25/2007	295	4.84	4.96
46	10/25/2007	305	4.90	4.97
47	11/25/2007	277	4.97	4.98
48	12/25/2007	297	5.03	4.99
49	1/25/2008	293	4.82	5.00
50	2/25/2008	284	4.88	5.05

Period	Paydate	XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
51	3/25/2008	315	4.93	5.11
52	4/25/2008	270	4.98	5.15
53	5/25/2008	282	5.03	5.21
54	6/25/2008	265	5.08	5.25
55	7/25/2008	278	5.12	5.30
56	8/25/2008	251	5.17	5.31
57	9/25/2008	244	5.22	5.33
58	10/25/2008	257	5.27	5.34
59	11/25/2008	231	5.31	5.35
60	12/25/2008	250	5.36	5.35
61	1/25/2009	239	5.21	5.36
62	2/25/2009	233	5.24	5.40
63	3/25/2009	288	5.28	5.43
64	4/25/2009	221	5.32	5.47
65	5/25/2009	236	5.35	5.51
66	6/25/2009	216	5.39	5.54
67	7/25/2009	233	5.43	5.58
68	8/25/2009	209	5.46	5.59
69	9/25/2009	205	5.50	5.61
70	10/25/2009	223	5.53	5.62
71	11/25/2009	199	5.56	5.63
72	12/25/2009	220	5.60	5.64
73	1/25/2010	206	5.51	5.65
74	2/25/2010	203	5.54	5.68
75	3/25/2010	262	5.57	5.71
76	4/25/2010	198	5.60	5.74
77	5/25/2010	216	5.62	5.76
78	6/25/2010	196	5.65	5.79
79	7/25/2010	215	5.68	5.81

Run at 50 PPC for the fixed rate loans and 37.5% CPR for the adjustable rate loans
4 CDR
60% Severity
6 Month Lag
Fwd LIBOR
Triggers Fail

Note Rate Table for the Class M Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	12.50	5.87	9.00
2	12.50	7.10	9.01
3	12.50	7.67	9.00
4	12.50	7.22	9.01
5	12.50	7.47	9.01
6	12.50	7.23	9.01
7	12.50	7.48	9.01
8	12.50	7.25	9.02
9	12.50	7.26	9.02
10	12.50	7.51	9.03
11	12.50	7.28	9.03
12	12.50	7.53	9.03
13	12.50	7.30	9.04
14	12.50	7.31	9.04
15	12.50	8.10	9.05
16	12.50	7.33	9.05
17	12.50	7.58	9.05
18	12.50	7.35	9.06
19	12.50	7.61	9.07
20	12.50	7.37	9.06
21	12.50	7.39	9.07
22	12.50	7.65	9.08
23	12.50	7.41	9.08
24	12.50	8.66	8.94
25	12.50	8.39	8.94
26	12.50	8.39	8.93
27	12.50	9.30	9.30
28	12.50	8.41	8.93
29	12.50	8.69	8.92
30	12.50	9.33	9.33
31	12.50	9.64	9.64
32	12.50	9.33	9.33
33	12.50	9.32	9.32
34	12.50	9.64	9.64
35	12.42	9.32	9.32
36	12.50	10.54	10.54
37	11.86	10.19	10.19
38	11.52	9.89	9.89
39	12.50	10.90	10.90
40	11.91	9.81	9.81
41	12.50	10.10	10.10
42	12.39	10.53	10.53
43	12.50	10.84	10.84
44	12.50	10.45	10.45
45	12.50	10.41	10.41
46	12.50	10.71	10.71
47	12.50	10.32	10.32
48	12.50	11.12	11.12
49	12.50	10.71	10.71
50	12.50	10.67	10.67

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
51	12.50	11.35	11.35
52	12.50	10.57	10.57
53	12.50	10.87	10.87
54	12.50	10.48	10.48
55	12.50	10.78	10.78
56	12.50	10.38	10.38
57	12.50	10.33	10.33
58	12.50	10.63	10.63
59	12.50	10.24	10.24
60	12.50	10.54	10.54
61	12.50	10.15	10.15
62	12.50	10.10	10.10
63	12.50	11.13	11.13
64	12.50	10.01	10.01
65	12.50	10.29	10.29
66	12.50	9.91	9.91
67	12.50	10.20	10.20
68	12.50	9.82	9.82
69	12.50	9.78	9.78
70	12.50	10.06	10.06
71	12.50	9.69	9.69
72	12.50	9.97	9.97
73	12.50	9.60	9.60
74	12.50	9.56	9.56
75	12.50	10.54	10.54
76	12.50	9.47	9.47
77	12.50	9.75	9.75
78	12.50	9.39	9.39
79	12.50	9.66	9.66
80	12.50	9.31	9.31
81	12.50	9.27	9.27
82	12.50	9.54	9.54
83	12.50	9.20	9.20
84	12.50	9.46	9.46
85	12.50	9.12	9.12
86	12.50	9.08	9.08
87	12.50	10.02	10.02
88	12.50	9.01	9.01
89	12.50	9.28	9.28
90	12.50	8.94	8.94
91	12.50	9.21	9.21
92	12.50	8.88	8.88
93	12.50	8.84	8.84

Run at 50 PPC for the fixed rate loans and 37.5% CPR for the adjustable rate loans
To Call
(1) Assumes 6m LIBOR remains constant at 1.23%, 1m LIBOR remains constant at 1.17%
(2) Assumes that 6m LIBOR and 1m LIBOR instantaneously increase to 20%
(3) Assumes that 6m LIBOR and 1m LIBOR instantaneously increase to 20% and proceeds are received from the cap agreements

All Information is Preliminary and Subject to Change

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1.1 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	1,137,893,973 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Zero-Yield

	FWCV		FWCV + 200	
Class	CDR	Cum Loss	CDR	Cum Loss
M-6	14.2%	10.7%	10.2%	8.5%

30% Loss Severity
6 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first negative yield

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1.1 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating	
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Loss Coverage

	25 CPR		40 CPR		60 CPR	
Class	Break CDR	Cum Loss	Break CDR	Cum Loss	Break CDR	Cum Loss
M-1	8.1%	22.0%	10.6%	17.8%	15.4%	15.6%
M-2	5.8%	16.6%	7.0%	12.3%	9.6%	10.0%
M-6	3.5%	10.4%	3.4%	6.3%	3.7%	4.0%

	25 CPR		40 CPR		60 CPR	
Class	Def Ramp Multiple	Cum Loss	Def Ramp Multiple	Cum Loss	Def Ramp Multiple	Cum Loss
M-1	281%	21.0%	504%	17.4%	1127%	15.4%
M-2	187%	15.3%	310%	11.8%	654%	9.9%
M-6	96%	8.7%	130%	5.5%	229%	3.8%

LIBOR Ramp: LIBOR to LIBOR+300 over 36 months, remaining at LIBOR+300 thereafter
100% Loss Severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss
Default Ramp - 0 to 4.5 CDR over 36 months, remaining at 4.5 CDR thereafter

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1,137,893,973 of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	1,137,893,973 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	*Cumulative Realized Loss Percentage*
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Class M-6 Loss Coverage

LIBOR	% of Default Curve	Cum Loss	WAL	Prin Window
Fwd LIBOR	128%	7.2%	12.07	118-360
Fwd LIBOR + 150*	112%	6.4%	12.31	120-360

*150bps increase occurs after 6 months

100% Severity
0 Month Lag
Prepay and Default Curves Provided by FFTW
Trigger Failing
Run to Maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

LIBOR	CDR	Cum Loss	WAL	Prin Window
Fwd LIBOR + 150*	5.8%	6.6%	12.56	123-360

*150bps increase occurs after 6 months

45% Severity
12 Month Lag
Prepay Curve Provided by FFTW
Trigger Failing
Run to Maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1.1 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

				1,137,893,973	Initial	Initial	Stepdown
Class	**Moody's**	**S&P**	**Cpn Type**	**Amount**	**Size**	**C/E**	**C/E**
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	**CDR**	**Cum Loss**	**CDR**	**Cum Loss**
M-2	12.5%	24.5%	9.8%	21.4%

50% Loss Severity
12 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at half of Pricing Speed
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer New Century Mortgage Securities, Inc.
Series 2003-6

Collateral $1.1 Billion of Home Equity Mortgage Loans
Originator New Century Mortgage Corporation

Servicer New Century Mortgage Corporation

Rating Agencies Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Loss Coverage

Scenario 1

Class	CDR	Cum Loss
M-2	9.8%	21.4%

Forward LIBOR
50% Loss Severity
12 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at half of Pricing Speed
"Break" is first dollar of principal loss

Scenario 2

Class	CDR	Cum Loss
M-2	14.7%	14.7%

Forward LIBOR
40% Loss Severity
12 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1,137,893,973 of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Class M6

Scenario	1	1 (Break)	2	2 (Break)	3	3 (Break)
Default Curve %	100%	127%	100%	143%	100%	139%
LIBOR	Fwd	Fwd	Fwd	Fwd	Fwd + 75 bps	Fwd + 75 bps
Trigger	Pass	Pass	Fail	Fail	Fail	Fail
WAL	4.98	6.62	10.38	13.83	10.45	13.94
Mod Dur	3.92	4.42	6.75	7.76	6.53	7.45
Prin Window	37- 132	37 -	118 - 131	137 -	119 - 132	138 -
% of Prin Received	100.0%	99.9%	100.0%	98.0%	100.0%	98.9%
Cum Loss	5.5%	6.6%	5.5%	7.2%	5.5%	7.0%

100% Pricing Prepayment Speed
40% Loss Severity
6 month delay
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss


Invesco CDR Curve
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1
6
11
16
21
26
31
36
41
46
51
56
61
66
71
76
82
CDR

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1.1 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Loss Coverage

	Scenario 1		Scenario 2		Scenario 3	
Class	CDR	Cum Loss	CDR	Cum Loss	CDR	Cum Loss
M-6	8.0%	9.3%	6.4%	7.8%	4.0%	5.2%

40% Loss Severity
12 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1.1 Billion of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Loss Coverage

Class M-2

Forward LIBOR	Severity	CDR Break	Cum Loss	WAL
75% PPC	40%	13.70%	16.3%	10.40
	65%	7.86%	17.8%	12.28
100% PPC	40%	14.68%	14.3%	8.36
	65%	8.45%	15.1%	9.61
135% PPC	40%	16.15%	12.5%	6.38
	65%	9.34%	12.9%	7.12

LIBOR flat for 12, then +400	Severity	CDR Break	Cum Loss	WAL
75% PPC	40%	11.81%	14.7%	11.03
	65%	6.91%	16.1%	12.72
100% PPC	40%	12.53%	12.7%	8.82
	65%	7.33%	13.5%	9.95
135% PPC	40%	13.79%	11.0%	6.67
	65%	8.06%	11.3%	7.35

12 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss (CDR rounded to .05%)
FRM PPC - 4-23 CPR over 12 mos.
ARM PPC - CPR 4-27/12, 27/10, 50/5, 27 thereafter

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer New Century Mortgage Securities, Inc.
Series 2003-6

Collateral $1.1 Billion of Home Equity Mortgage Loans
Originator New Century Mortgage Corporation

Servicer New Century Mortgage Corporation

Rating Agencies Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Loss Coverage

	FWCV		FWCV + 200	
Class	CDR	Cum Loss	CDR	Cum Loss
M-1	14.6%	21.9%	12.2%	19.3%
M-2	10.2%	16.9%	8.1%	14.1%
M-6	6.3%	11.5%	4.6%	8.8%

60% Loss Severity
6 month recovery delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	New Century Mortgage Securities, Inc.
Series	2003-6
Collateral	$1,137,893,973 of Home Equity Mortgage Loans
Originator	New Century Mortgage Corporation
Servicer	New Century Mortgage Corporation
Rating Agencies	Moody's and S&P

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	Float	904,625,000	79.50%	20.50%	41.00%
M1	Aa2	AA	Float	73,963,000	6.50%	14.00%	28.00%
M2	A2	A	Float	61,447,000	5.40%	8.60%	17.20%
M3	A3	A-	Float	19,913,000	1.75%	6.85%	13.70%
M4	Baa1	BBB+	Float	18,206,000	1.60%	5.25%	10.50%
M5	Baa2	BBB	Float	15,362,000	1.35%	3.90%	7.80%
M6	Baa3	BBB-	Float	13,654,000	1.20%	2.70%	5.40%
OC	UR	UR	-	30,723,973	2.70%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.70% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 36% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.10%
January 2008 - December 2008	4.90%
January 2009 - December 2009	6.30%
January 2010 - December 2010	7.10%
January 2011 and thereafter	7.20%

Class M2

Scenario	1	2	First Prin Loss
% of Default Curves	**20.13%**	**28.06%**	**98.0%**
Cum Default	9.25%	12.5%	34.0%
Cum Loss	3.7%	5.0%	13.6%
% of Prin Received	100%	100%	99.9%
WAL	7.16	6.89	9.18
Duration	5.90	5.72	7.02
Prin Window	77 - 96	74 - 93	78 -

BONY CDR Default Curves

Year	FRM	ARM
1	3.0%	3.0%
2	12.0%	17.0%
3	20.0%	25.0%
4	25.0%	25.0%
5	20.0%	20.0%
6	15.0%	10.0%
7 & after	5.0%	10.0%

Fwd LIBOR
40% loss severity
Pricing Prepayment Rate
Trigger failing
Run to Maturity
12 month lag in recoveries
Defaults are in addition to prepayments